

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via E-mail
Karen M. Camiolo
Principal Accounting Officer
National Fuel Gas Company
Williamsville, NY 14221

> **Re:** **National Fuel Gas Company**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 23, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 20, 2012**
> **File No. 1-3880**

Dear Ms. Camiolo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Paula M. Ciprich
        General Counsel